EXHIBIT 99.1

News Release

Rosetta Genomics Achieves Major Commercial Milestone by Obtaining Medicare Coverage of miRview mets2 Assay

Medicare Beneficiaries to Gain Access to Proprietary Test to Identify Tumor Origin in Cancer of Unknown and Uncertain Primary

PHILADELPHIA and REHOVOT, Israel (May 16, 2012) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, today announced that Novitas, the designated Medicare Administrative Contractor for the Company’s miRview® mets² assay, has informed Rosetta that it plans to cover this assay for all Medicare beneficiaries.  MiRview® mets² accurately identifies the primary tumor of origin in primary and metastatic cancer including Cancer of Unknown or Uncertain Primary (“CUP”).

“This is a major commercial achievement for Rosetta Genomics as Medicare coverage is a critical step toward widespread commercial adoption and payment for our lead diagnostic assay, miRview® mets², and enables access to this clinically valuable test to Medicare patients. This decision is important not only because Medicare is the largest U.S. payor, covering a large percentage of the patients for whom miRview® mets² has been ordered historically and would be expected to be ordered in the future, but also because private payors often look to Medicare’s decisions when setting their own reimbursement policies,” noted Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “We are particularly pleased with how rapidly we obtained Medicare coverage, as we launched our direct selling effort in the U.S. just one year ago.

“The decision by Novitas to cover the miRview® mets² assay reflects the clinical importance of determining the tumor origin in hard-to-diagnose metastatic cancers and CUP. This is particularly important as new, targeted cancer treatments are developed for site-specific cancers. We believe that the miRview® mets² assay is an important tool that can improve the ability of physicians to accurately diagnose CUP in order to optimize treatment plans,” added Mr. Berlin.

The policy will cover the 45 million Medicare beneficiaries and will enable Rosetta to provide the miRview® mets2 assay for Medicare beneficiaries throughout the U.S. at no cost to the patient, thereby eliminating an adoption barrier for the physician ordering the test and for the patient. Novitas’ decision is based on the extensive body of clinical data published in peer-reviewed journals from clinical studies conducted internally as well as at leading institutions. Once the Novitas decision is finalized with respect to reimbursement level, we will focus our efforts on obtaining appropriate coverage and reimbursement from commercial payors.

"This coverage decision will allow all appropriate Medicare patients access to the miRview® mets² assay and further recognizes the value that our assays are delivering to physicians, payors and patients. We look forward to continuing our dialogue with Novitas, and to their final decision on reimbursement level within the coming weeks," concluded Mr. Berlin.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets and miRview® mets² accurately identify the primary tumor type in primary and metastatic cancer including Cancer of Unknown Primary (CUP). miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® kidney accurately classifies the four most common kidney tumors: Clear Cell Renal Cell Carcinoma (RCC), Papillary RCC, Chromophobe RCC and Oncocytoma. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous, 60,000 from miRview® meso, 54,000 from miRview® kidney and more than 1 million patients worldwide from miRview® lung. The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, the Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company's miRview® product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements

Various statements in this release concerning Rosetta's future expectations, plans and prospects, including without limitation, statements relating to the expectation that private-sector payors would look to Medicare’s decisions when setting their own reimbursement policies and that we will be able to obtain appropriate coverage and reimbursement from commercial payors, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta's approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta's ability to obtain, maintain and protect its intellectual property; Rosetta's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta's need and ability to obtain additional funding to support its business activities; Rosetta's dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta's ability to successfully develop its products and services; Rosetta's ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta's technology; the ability to obtain a formal agreement for Medicare coverage and to maintain an equitable reimbursement valuation; competition from others using technology similar to Rosetta's and others developing products for similar uses; Rosetta's dependence on collaborators; and Rosetta's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta's Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ltd. Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: LHA Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com @LHA_IR_PR

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